UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate taxpayer’s ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 353.001.861-33

ANNOUNCEMENT TO THE MARKET

In compliance with Article 157, Paragraph 4 of Law 6,404/76 and the Brazilian Securities and Exchange Commission – CVM Instruction No. 358/2002, CPFL Energia S.A. (“CPFL Energia”) informs that CPFL Energias Renováveis S.A. (“CPFL Renováveis”) have released, on the date hereof, the following Announcement to the Market:

“CPFL ENERGIAS RENOVÁVEIS S.A., a publicly-held company with headquarters in the City of São Paulo, São Paulo State, at Avenida Dr. Cardoso de Melo, 1184, 7th floor, Vila Olimpia, CEP 04548-004, corporate taxpayer’s ID (CNPJ) number 08.439.659/0001-50 ("Company") announces to the market that it celebrated, on March 9, 2012, a purchase agreement of co-generation assets of electric energy and steam from SPE LACENAS PARTICIPAÇÕES LTDA. ("SPE Lacenas"), a controlled company of Usina Ester ("Usina Ester"), which holds an authorization granted by the National Electric Energy Agency ("ANEEL") to exploit the energy from biomass produced by crushing sugarcane and with installed capacity of 40.0 MW. Usina Ester has a contract for the sale of energy ("PPA") sold at LFA Auction 2007 of about 7 average MW, with a 15-year term. The remaining power, equivalent to about 4 average MW in 2012, will be sold in the Free Market. The co-generation assets are located in the city of Cosmópolis, State of São Paulo, and are in full commercial operation. The total acquisition price of the assets is R$ 111.5 million, comprising, on the date of signing the agreement: (i) the amount of R$ 50.9 million to be paid to the sellers; and (ii) the assumption of net debt of R$ 60.6 million. The closing of the transaction is subject to preceding conditions set forth in the purchase agreement and prior to obtaining the relevant approvals, including permits from all relevant regulatory bodies.”

São Paulo, March 12, 2012.

CPFL Energia S.A.

Lorival Nogueira Luz Junior

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 12, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.